UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2026

CancerVAX, Inc.

Commission File No. 024-12130

Nevada

(State or other jurisdiction of incorporation or organization)

1633 W Innovation Way Floor 5

Lehi, UT 84043

(805)-356-1810

86-2876870

Employer Identification Number

In this Semi-Annual Report, the terms “CancerVAX,” “we,” “us,” “our,” or “the Company” refers to CancerVAX, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of CancerVAX, Inc.’s financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this document. The following discussion contains forward-looking statements that reflect our current expectations, plans, estimates, and beliefs. Actual results and timing of events could differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

CancerVAX was incorporated under the laws of the State of Nevada on March 26, 2021 as “CancerVAX, Inc.”

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment Platform that will be customizable as an injection, to treat many types of cancer. Powered by artificial intelligence, our unique approach DETECTS, MARKS, and KILLS only cancer cells using the body’s own immune system. Other immunotherapies have had very limited success trying to teach the immune system how to recognize cancer cells. Instead, we intend to make cancer cells look like a common disease that it already recognizes, such as measles, and “trick” the body into killing these “disguised” cancer cells with strength.

We filed patent applications in October 2021, August 2024, and October 2024 to protect our intellectual property related to our platform.

In August 2024, we announced entering into a research agreement with Flashpoint Therapeutics to perform lab experiments to validate components of our patent-pending Universal Cancer Treatment Platform.

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In December 2024, the Company entered into a research agreement with Global Life Science Solutions, Canada (Cytiva), to evaluate their ionizable lipids for use in our a cell-targeting nanoparticle.

In January 2025, we entered into a research agreement with Axis Bioservices Limited to perform contract research in the development and testing of our patent-pending Universal Cancer Treatment Platform.

In March 2026, the Company entered into a research agreement with Charles River Laboratories Germany GmbH to perform in vitro and in vivo contract research services, including evaluation of our mRNA-LNP technology in a PBMC-humanized xenograft model, in support of the development of our patent-pending Universal Cancer Treatment Platform.

In March 2026, we entered into a research agreement with Champions Oncology, Inc. to perform ex vivo evaluation of our lipid nanoparticle delivery system using their TumorGraft3D tumor organoid platform, in support of the development of our patent-pending Universal Cancer Treatment Platform.

In April 2026, the Company entered into a Master Services Agreement with Crown Bioscience, Inc. to perform contract research and development services in support of the continued development of our patent-pending Universal Cancer Treatment Platform.

Since inception, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring and developing our technology and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the sale and issuance of debt and convertible preferred equity securities. From inception through June 30, 2025, we have raised an aggregate of $2,530,000 of gross proceeds through the issuance of Series A and B Preferred Stock and $867,870 through the sale of common stock and $3,860,000 through the issuance of related party notes. We closed the sale of the Series A Preferred Stock in March 2021.

In July 2022, CancerVAX executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop the universal cancer treatment platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape. In August 2024, CancerVAX terminated this 2nd research agreement with UCLA when our Board decided to move our research and development program in house and work with commercial technology and research organizations to more efficiently develop our own proprietary technology and intellectual properties for the Universal Cancer Treatment Platform.

In May 2021, we entered into a sponsored research agreement with the University of California Los Angeles (“UCLA”) to research and develop an immunotherapy targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapses remain an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence. The Company elected not to proceed with the option to license this technology and instead focus on our Company-owned patent-pending Universal Cancer Treatment Platform.

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Results of Operations

Six months ended June 30, 2026

The Company did not generate any revenues for the six months ended June 30, 2026.

For the six months ended June 30, 2026, the Company’s operating expenses consisted of general and administrative expenses totaling $4,975,515 and research and development expenses totaling $569,621. General and administrative costs were comprised of wages and payroll taxes of $584,247, consulting fees of $142,500 paid to related parties pursuant to Independent Contractor Agreements, advertising and marketing fees of $234,188, legal and professional fees of $58,605, non-cash stock option expense of $3,750,876 and other administrative and office expenses totaling $205,099. Research and development expenses include $109,500 paid to Cytiva – Global Life Sciences Solutions Canada, ULC, $195,394 paid to Axis Bioservices Limited, and $120,225 paid to Charles River Discovery GmbH pursuant to research efforts for in vitro immune cell assay.

For the six months ended June 30, 2026, the Company’s other income (expenses) consisted of $162,083 interest expenses related to finance charges on insurance billings and interest on related party notes payable and $5,892 gain on settlement of related party note payables.

As a result of the foregoing, the Company generated a net loss of $5,701,327 for the six months ended June 30, 2026.

Six months ended June 30, 2025

The Company did not generate any revenues for the six months ended June 30, 2025.

For the six months ended June 30, 2025, the Company’s operating expenses consisted of general and administrative expenses totaling $4,009,121 and research and development expenses totaling $275,753. General and administrative costs were comprised of wages and payroll taxes of $576,195, consulting fees of $185,625 paid to related parties pursuant to Independent Contractor Agreements, advertising and marketing fees of $171,329, legal and professional fees of $81,109, non-cash stock option expense of $2,897,360 and other administrative and office expenses totaling $97,503. Research and development expenses include $133,750 paid to Cytiva – Global Life Sciences Solutions Canada, ULC, $54,444 paid to Axis Bioservices Limited, and $87,559 paid to TriLink Biotechnologies, LLC pursuant to research efforts for in vitro immune cell assay.

For the six months ended June 30, 2025, the Company’s other income (expenses) consisted of $182,818 interest expenses related to finance charges on insurance billings and interest on related party notes payable, $49 of interest income on related party receivables, and $397,427 gain on settlement of debt with UC Regents.

As a result of the foregoing, the Company generated a net loss of $4,070,216 for the six months ended June 30, 2025.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred significant net losses since inception. We expect to continue to incur significant and increasing expenses and net losses for the foreseeable future, as we advance product candidates through preclinical and clinical development, seek regulatory approval for product candidates, maintain and expand our intellectual property portfolio and hire additional research and development and business personnel. As of June 30, 2026, we had cash of $66,996 and an accumulated deficit of $24,563,542.

We have financed our operations primarily through the sale of our common stock, preferred stock and entering related party notes payable. During the six months ended June 30, 2026, we received $399,760 in cash proceeds from the sale of our common stock, $102,000 in cash proceeds from the sale of our Series B preferred stock and $1,150,000 in cash proceeds from related party notes payable. The Company plans to continue to raise additional capital through crowdfunding offerings, equity issuances, or any other methods available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

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Cash Flows

The following table summarizes our cash flows for the period indicated

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025

Cash used in operating activities	$(1,783,052)	$	(1,596,334)
Cash flows used in investing activities	-		-
Cash flows provided by financing activities	1,651,760		1,544,789

Net decrease in cash	$(131,292)		$(51,545)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026 was $1,783,052, comprised of our net loss of $5,701,327, partially offset by non-cash expenses of $3,751,173, an increase in accrued interest of $161,902, an increase in accounts payable of $16,997, and an decrease in receivables of $219, offset by a increase in prepaid expenses of $1,870 and an increase in other current assets of $4,254.

Net cash used in operating activities for the six months ended June 30, 2025 was $1,596,334, comprised of our net loss of $4,070,216, partially offset by non-cash expenses of $2,897,657 and an increase in accrued interest of $181,939, offset by an increase in receivables of $219, an increase in receivables – related party of $10,049, a decrease in accounts payable of $592,407, and a decrease in prepaid expenses of $3,039.

Investing Activities

During the six months ended June 30, 2026 and 2025, we had no cash provided from or used in investing activities.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 was $1,651,760, comprised of proceeds from notes payable - related party of $1,150,000, proceeds from issuance of common stock of $399,760 and proceeds from issuance of Series B preferred stock of $102,000.

Net cash provided by financing activities for the six months ended June 30, 2025 was $1,544,789, comprised of proceeds from notes payable - related party of $1,485,000, proceeds from issuance of common stock of $29,789 and proceeds from issuance of Series B preferred stock of $30,000.

Plan of Operations

The Company is a development stage company and has not generated any revenue from any product candidates. The Company, therefore, has experienced net losses and negative cash flows from operations since its inception. Through June 30, 2025, the Company has an accumulated deficit of approximately $13,393,294. The Company’s operations have been financed primarily through the sale of equity securities and related party notes payable. The Company’s net loss for the six months ended June 30, 2026 was approximately $5,701,327.

From Inception through June 30, 2026, the Company achieved the following:

●	Cancervax Files New Patent for Its Novel Universal Cancer Treatment Platform
●	CancerVax Achieves Major Milestone with Successful Creation of Cell Targeting Nanoparticle
●	CancerVax Nanoparticle Successfully Targets Cancer Cells While Sparing Non-cancerous Cells
●	CancerVax Successfully Disguises Cancer Cells and Tricks Immune Cells into Attacking Them
●	CancerVax Achieves Major Milestones and Files Foundational Patent Application
●	CancerVax Achieves Major Milestones and Files Foundational Patent Application
●	Legendary Scientist and Biotech Veteran Gordon Ringold, PhD Joins CancerVax as Strategic Advisor
●	CancerVax Precision Therapy Successfully Avoids Healthy Liver Cells
●	CancerVax Reports Nanoparticle Component Success in Preparation for Animal Studies
●	World-renowned Immunologist Mark M. Davis, PhD Joins CancerVax as Senior Scientific Advisor
●	Biotech Veteran and Virologist George Kemble, PhD Joins CancerVax as Senior Scientific Advisor
●	CancerVax Reports Successful Initial Mouse Study with Breakthrough Results
●	CancerVax to Target Colorectal Cancer Following Recent Biodistribution Breakthroughs
●	CancerVax Successfully Demonstrates Full Nanoparticle Delivery in Mouse Study

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To date, the Company has not obtained regulatory approval for any of any product candidates. Further, the Company has not commenced any preclinical testing or clinical trials. The Company expects to incur significant expenses to complete development of its planned product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidate, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval and commercialize our current product candidates or any future product candidates, if at all. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements..

The timing and amount of our operating expenditures will depend largely on:

●	the costs associated with attracting, hiring and retaining skilled personnel and consultants as our preclinical and clinical activities increase;
●	the cost of manufacturing any product candidates for clinical trials and, if we are able to obtain marketing approval, for commercial sale;
●	the costs of any third-party products used in our planned combination clinical trials that are not covered by such third parties or other sources;
●	the potential additional expenses attributable to adjusting our development plans (including any supply related matters) as a result of the COVID-19 pandemic;
●	the timing of, and the cost involved in, obtaining marketing approval for any product candidates, and our ability to obtain marketing approval and generate revenue from any potential commercial sales of such product candidates;
●	the cost of building a sales force in anticipation of product commercialization and the cost of commercialization activities for any product candidates if we receive marketing approval, including marketing, sales and distribution costs;
●	the potential emergence of competing therapies and other adverse market developments;
●	the amount and timing of any payments we may be required to make pursuant to any license agreements or collaboration agreements that we may enter into;
●	our ability to establish future collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
●	any product liability or other lawsuits related to our product candidates;

Our existing cash and cash equivalents, will not be sufficient to complete development of any product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We may also consider entering into collaboration arrangements or selectively partnering for clinical development and commercialization. The sale of additional equity may result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially and adversely affect our business, financial condition, results of operations and prospects.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Other Information

On July 25, 2024, the Company employed Dr. Adam Grant to serve as Principal Scientist. Dr. Grant graduated from Brigham Young University with a BS in bioinformatics and obtained a PhD in cancer biology from the University of Arizona. He is considered to be an expert computational biologist using AI and machine learning to discover new drugs and biological pathways. Dr. Grant was the inventor of a software patent that improves neoantigen detection. This patent has been licensed to improve CAR-T cell detection of cancer cells. Dr. Grant is also the co-inventor of the Company’s Universal Cancer Treatment Platform. During his professional career, Dr. Grant has been heavily involved in the immunotherapy field, and highly focused on identifying cancer patients who will benefit from combination therapy of anti-pd-1 inhibition and Treg reduction through CCR4 inhibition. Dr. Grant will manage the Company scientific team and the further development of its Universal Cancer Treatment Platform.

On August 22, 2024, the Company entered into a Research Agreement with Flashpoint Therapeutics, Inc., whereby Flashpoint will assist in the research and development of the CancerVax Universal Cancer Treatment Platform technology. The Company has contracted to pay Flashpoint a total of $195,380 in 3 separate installments as described in the agreement.

On August 23, 2024, the Company terminated its August 1, 2022 Sponsored Research Agreement with UCLA (UCLA No. 2022-4579) and no further payments will be made or work done under this Sponsored Research Agreement. The Company terminated the Sponsored Research Agreement because its board determined that the Company’s future development efforts could be bettered served by engaging outside commercial labs and technology providers instead of working exclusively with UCLA. No early termination fees were incurred by the Company with respect to this termination.

On September 19, 2024 Ryan Davies resigned as Chairman and member of the Board of Directors. In conjunction with this resignation, the Board and Mr. Davies agreed to revise his stock option agreement dated October 1, 2021, whereby (i) the total options granted were reduced from 3,150,000 (post reverse split) shares to 1,000,000 (post reverse split) shares and (ii) the options may be exercised any time until December 31, 2029 at which time they will expire. In addition, the Board and Mr. Davies agreed to amend his option Agreement to include “stand-off “ and “leak-out” provisions that will apply in the event the Company registers the securities under the Securities Act, requiring that the Mr. Davies may not sell, short any sale of, loan grant an option for, or otherwise dispose of any of his shares without the prior written consent of the Company for a period of at least one year following the effective registration.

In addition, the Company and Mr. Davies agreed to terminate his second stock option agreement dated November 1, 2022, for 2,077,500 shares.

On November 14, 2024 the Company employed George Katibah to serve as Chief Scientific Officer. Dr. Katibah is an expert in oncology, immunology, host-pathogen interactions and personalized medicine. He previously served as Director, Discovery Biology at RAPT Therapeutics. Prior to that he was Head of Biochemistry and Senior Scientist at Aduro Biotech. Dr. Katibah received his PhD in Molecular and Cell Biology from the University of California, Berkeley.

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Item 3. Financial Statements

CancerVAX, Inc.

F-1

CancerVAX, Inc.

Balance Sheets

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets:
Cash	$66,996	$198,288
Prepaid expenses	11,612	9,742
Receivables	101,466	219
Other current assets	4,254	-
Total current assets	184,328	208,249

Long-term assets:
Property and equipment, net	348	645
Deposits	3,500	3,500
Total long-term assets	3,848	4,145

Total assets	$188,176	$212,394

LIABILITIES, MEZZANINE AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and liabilities	$1,172,373	$1,155,376
Accrued interest - related party	5,581	212,751
Notes payable - related party	630,000	4,585,000
Total liabilities	1,807,954	5,953,127

Mezzanine:
Series A preferred stock, $0.01 par value, 200,000 shares authorized, issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	2,000,000	2,000,000
Series B preferred stock, $0.01 par value; 100,000 shares authorized; 65,505 and 10,800 shares authorized, issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	6,550,500	1,080,000

Commitments and contingencies	-	-

Stockholders’ deficit:
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 1,212,640 and 929,117 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	1,213	929
Additional paid in capital	14,392,051	10,040,553
Accumulated deficit	(24,563,542)	(18,862,215)
Total stockholders’ equity (deficit)	(10,170,278)	(8,820,733)

Total liabilities, mezzanine and stockholders’ deficit	$188,176	$212,394

See accompanying notes to financial statements

F-2

CancerVAX, Inc.

Statements of Operations

	(Unaudited)
	Six months ended June 30,
	2026		2025

Revenues		$-	$-

Operating expenses:
General and administrative expenses		4,975,515	4,009,121
Research and development		569,621	275,753
Total operating expenses		5,545,136	4,284,874

Loss from operations before other income/(expenses) and income taxes		(5,545,136)	(4,284,874)

Other income/(expenses):
Interest expense		(162,083)	(182,818)
Interest income		-	49
Gain (loss) on settlement of debt		5,892	397,427
Total other income/(expenses)		(156,191)	214,658

Provision for income taxes		-	-

Net loss		$(5,701,327)	$(4,070,216)

Weighted average number of common shares outstanding, basic and diluted		1,121,762	611,385

Net loss per common share attributable to shareholders, basic and diluted	$	(5.08)	$(6.66)

See accompanying notes to financial statements

F-3

CancerVAX, Inc.

Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2026 and 2025 (Unaudited)

	Series A		Series B				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2024	200,000	$2,000,000	10,000	$1,000,000	602,881	$603	$3,200,772	$(9,323,078)	$(6,121,703)
Sale of common stock for cash	-	-	-	-	13,018	13	29,776	-	29,789
Series B preferred for cash	-	-	300	30,000	-	-	-	-	-
Related party stock option expense	-	-	-	-	-	-	1,720,637	-	1,720,637
Stock option expense	-	-	-	-	-	-	1,176,723	-	1,176,723
Imputed interest	-	-	-	-	-	-	114,409	-	114,409
Net income (loss)	-	-	-	-	-	-	-	(4,070,216)	(4,070,216)
Balance, June 30, 2025	200,000	2,000,000	10,300	1,030,000	615,899	616	6,242,317	(13,393,294)	(7,150,361)

Balance, December 31, 2025	200,000	2,000,000	10,800	1,080,000	929,117	929	10,040,553	(18,862,215)	$(8,820,733)
Sale of common stock for cash	-	-	-	-	283,523	284	500,942	-	501,226
Series B preferred for cash	-	-	1,020	102,000	-	-	-	-	-
Series B preferred exchanged for note payables	-	-	53,685	5,368,500	-	-	-	-	-
Related party stock option expense	-	-	-	-	-	-	2,139,872	-	2,139,872
Stock option expense	-	-	-	-	-	-	1,611,004	-	1,611,004
Imputed interest	-	-	-	-	-	-	99,680	-	99,680
Net income (loss)	-	-	-	-	-	-	-	(5,701,327)	(5,701,327)
Balance, June 30, 2026	200,000	$2,000,000	65,505	$6,550,500	1,212,640	$1,213	$14,392,051	$(24,563,542)	$(10,170,278)

See accompanying notes to financial statements

F-4

CancerVAX, Inc.

Statements of Cash Flows

	(Unaudited)
	Six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,701,327)	$(4,070,216)
Adjustments to reconcile net loss to net cash used in operating activities:
Related party stock option expense	2,139,872	1,720,637
Stock option expense	1,611,004	1,176,723
Depreciation expense	297	297
Gain on settlement of debt	(5,892)	-
Changes in operating assets and liabilities:
(Increase) decrease in receivables	219	(219)
(Increase) decrease in receivables - related party	-	(10,049)
(Increase) decrease in prepaid expenses	(1,870)	(3,039)
(Increase) decrease other current assets	(4,254)	-
Increase (decrease) accounts payable and accrued liabilities	16,997	(592,407)
Increase (decrease) accrued interest	161,902	181,939
Net cash provided by (used in) operating activities	(1,783,052)	(1,596,334)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - related party	1,150,000	1,485,000
Proceeds from the issuance of common stock	399,760	29,789
Proceeds from the issuance of Series B preferred stock	102,000	30,000
Net cash provided by (used in) financing activities	1,651,760	1,544,789

Net increase (decrease) in cash	(131,292)	(51,545)
Cash, cash equivalents, and restricted cash - beginning of period	198,288	183,505
Cash, cash equivalents, and restricted cash - end of period	$66,996	$131,960

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-
Non-cash investing and financing activities:
Forgiveness of imputed interest	$99,680	$114,409
Conversion of debt into Series B Preferred Stock	$5,368,500	$-
Sale of common stock for receivables	$101,466	$-

See accompanying notes to financial statements

F-5

CancerVAX, Inc.

Notes to Financial Statements

For the Six Months Ended June 30, 2026 and 2025

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVAX, Inc. (the “Company”) was incorporated in the state of Nevada on March 26, 2021.

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer. Our innovative approach detects, marks, and kills only cancer cells by making cancer cells look like well immunized common diseases such as measles or chickenpox, we intend to use the body’s natural immune system to easily kill the cancer cells. We have also created our first cancer drug candidate – a single-disease specific immunotherapy targeting Ewing sarcoma, a rare but deadly bone and soft tissue cancer primarily affecting children and young adults. We look forward to the day when treating cancer will be as simple as getting a shot – a better way to fight cancer.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and a subsequent provisional patent describing our novel Smart mRNA technology was filed in August 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

F-6

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) insures these balances, up to $250,000. As of June 30, 2026 and December 31, 2025, there were no cash equivalents.

Receivables

Receivables are carried at net realizable value, representing the outstanding balance less an allowance for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual receivables and receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Receivables were made up of the following as of each balance sheet date:

	June 30,	December 31,
	2026	2025
Due from crowdfunding intermediary	$101,466	$-
Accounts and other receivables	-	219
	101,466	219
Allowance for doubtful accounts	-	-
	$101,466	$219

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

Mezzanine

Series A and B preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $569,621 and $275,753 for the six months ended June 30, 2026 and 2025, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $6,554 and $0 for the six months ended June 30, 2026 and 2025, respectively.

F-7

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through June 30, 2026.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2025, the deferred tax asset was fully offset by a 100% valuation allowance.

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 2,023,148,056 and 2,013,177,524 as of June 30, 2026 and 2025, respectively.

For the six months ended June, 2026 and 2025, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Segment Reporting

CancerVax, Inc. operates a single operating segment, focusing on developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer.

The accounting policies of the operating segment are the same as those described in the summary of significant accounting policies. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on net income (loss) that is reported on the income statement. The measure of segment assets is reported on the balance sheet as total assets.

As the Company has yet to generate revenues, the CODM assessed Company performance through the achievement of target identification goals. In addition to the Company’s Statement of Operations, the CODM regularly works with the Controller and Chief Operating Officer to develop budgeted and forecasted expense information which is used to determine the Company’s liquidity needs and cash allocation.

Recent Accounting Pronouncements

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the six months ended June, 2026, the Company used net cash of $1,783,052 in operations and as of June 30, 2026, had an accumulated deficit of $24,563,542. The uncertainties surrounding the successful implementation of the Company’s business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management’s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

F-8

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

Our related party notes payable consisted of the following:

	June 30, 2026	December 31, 2025
Demand Note entered into on 02/15/24 [1]	$-	$100,000
Demand Note entered into on 04/02/24 [2]	-	250,000
Demand Note entered into on 05/08/24 [3]	-	150,000
Demand Note entered into on 05/24/24 [4]	-	75,000
Demand Note entered into on 06/10/24 [5]	-	240,000
Demand Note entered into on 08/15/24 [6]	-	150,000
Demand Note entered into on 09/05/24 [7]	-	200,000
Demand Note entered into on 10/04/24 [8]	-	200,000
Demand Note entered into on 10/30/24 [9]	-	250,000
Demand Note entered into on 12/04/24 [10]	-	280,000
Demand Note entered into on 01/08/25 [11]	-	290,000
Demand Note entered into on 02/05/25 [12]	-	185,000
Demand Note entered into on 03/17/25 [13]	-	210,000
Demand Note entered into on 04/07/25 [14]	-	275,000
Demand Note entered into on 05/05/25 [15]	-	300,000
Demand Note entered into on 06/11/25 [16]	-	225,000
Demand Note entered into on 07/10/25 [17]	-	175,000
Demand Note entered into on 08/06/25 [18]	-	225,000
Demand Note entered into on 09/05/25 [19]	-	225,000
Demand Note entered into on 10/06/25 [20]	-	200,000
Demand Note entered into on 11/06/25 [21]	-	185,000
Demand Note entered into on 12/09/25 [22]	-	195,000
Demand Note entered into on 01/13/26 [23]	-	-
Demand Note entered into on 02/09/26 [24]	-	-
Demand Note entered into on 03/06/26 [25]	-	-
Demand Note entered into on 04/08/26 [26]	255,000	-
Demand Note entered into on 05/01/26 [27]	300,000	-
Demand Note entered into on 06/09/26 [28]	75,000	-
Notes Payable - Related Party	$630,000	$4,585,000

[1]	On February 15, 2024, we received proceeds of $100,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 15, 2025. Effective February 15, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2026 and 2025 we recognized $1,167 and $2,514 of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $100,000 and $10,681 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

F-9

[2]	On April 4, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 4, 2025. Effective April 4, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2026 and 2025 we recognized $2,917 and $6,285, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $250,000 and $25,000 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[3]	On May 8, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 8, 2025. Effective May 8, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2026 and 2025 we recognized $1,750 and $3,770, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $150,000 and $14,292 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[4]	On May 24, 2024, we received proceeds of $75,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 24, 2025. Effective May 24, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2026 and 2025 we recognized $875 and $1,885, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $75,000 and $6,979 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[5]	On June 10, 2024, we received proceeds of $240,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 10, 2025. Effective June 10, 2025 the note went into default as the due date had passed with no extension. During the six months ended June 30, 2026 and 2025 we recognized $2,800 and $6,033, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $240,000 and $21,767 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[6]	On August 15, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 15, 2025. During the six months ended June 30, 2026 and 2025 we recognized $1,750 and $3,771, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $150,000 and $12,229 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[7]	On September 5, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2025. During the six months ended June 30, 2026 and 2025 we recognized $2,333 and $5,028, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $200,000 and $15,722 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[8]	On October 4, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 4, 2025. During the six months ended June 30, 2026 and 2025 we recognized $2,333 and $5,028, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $200,000 and $14,917 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[9]	On October 30, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 30, 2025. During the six months ended June 30, 2026 and 2025 we recognized $2,917 and $6,285, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $250,000 and $17,743 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

F-10

[10]	On December 4, 2024, we received proceeds of $280,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 4, 2025. During the six months ended June 30, 2026 and 2025 we recognized $3,267 and $7,039, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $250,000 and $18,511 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[11]	On January 8, 2025, we received proceeds of $290,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than January 8, 2026. During the six months ended June 30, 2026 and 2025 we recognized $3,383 and $6,968, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $290,000 and $17,762 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[12]	On February 5, 2025, we received proceeds of $185,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 5, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,158 and $3,726, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $185,000 and $10,612 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[13]	On March 17, 2025, we received proceeds of $210,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 17, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,450 and $3,062, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $210,000 and $10,879 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[14]	On April 7, 2025, we received proceeds of $275,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 7, 2026. During the six months ended June 30, 2026 and 2025 we recognized $3,208 and $3,208, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $275,000 and $13,444 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[15]	On May 5, 2025, we received proceeds of $300,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 5, 2026. During the six months ended June 30, 2026 and 2025 we recognized $3,500 and $2,333, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $300,000 and $15,800 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[16]	On June 11, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 11, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,625 and $594, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $225,000 and $8,969 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

F-11

[17]	On July 10, 2025, we received proceeds of $175,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than July 10, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,042 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $175,000 and $6,271 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[18]	On August 6, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 6, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,625 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $225,000 and $7,219 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[19]	On September 5, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,625 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $225,000 and $6,281 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[20]	On October 6, 2025, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 6, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,333 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $200,000 and $4,722 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[21]	On November 6, 2025, we received proceeds of $185,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than November 6, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,158 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $185,000 and $3,571 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[22]	On December 9, 2025, we received proceeds of $195,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 9, 2026. During the six months ended June 30, 2026 and 2025 we recognized $2,275 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $195,000 and $2,871 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[23]	On January 13, 2026, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than January 13, 2027. During the six months ended June 30, 2026 and 2025 we recognized $1,479 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $150,000 and $1,479 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

F-12

[24]	On February 9, 2026, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 9, 2027. During the six months ended June 30, 2026 and 2025 we recognized $1,222 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $200,000 and $1,222 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[25]	On March 3, 2026, we received proceeds of $170,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 3, 2027. During the six months ended June 30, 2026 and 2025 we recognized $449 and $0, respectively of interest expense on the note and made no payments of principal or interest. On March 27, 2026 the Company and Bountiful Capital, LLC entered into an exchange agreement for $5,105,000 of debt and $263,519 of accrued interest – related party for 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. Whereas the principal of $170,000 and $449 of accrued interest of this loan were exchanged, resulting in no accrued interest – related party as of June 30, 2026.

[26]	On April 8, 2026, we received proceeds of $255,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 8, 2027. During the six months ended June 30, 2026 and 2025 we recognized $2,899 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $2,899 of accrued interest – related party as of June 30, 2026.

[27]	On May 1, 2026, we received proceeds of $300,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 1, 2027. During the six months ended June 30, 2026 and 2025 we recognized $2,466 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $2,466 of accrued interest – related party as of June 30, 2026.

[28]	On June 9, 2026, we received proceeds of $75,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 9, 2027. During the six months ended June 30, 2026 and 2025 we recognized $216 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $216 of accrued interest – related party as of June 30, 2026.

During the six months ended June 30, 2026, the Company imputed $99,680 of interest on the above notes payable – related party for an effective interest rate of 13%. This resulted in an increase to Additional paid in capital.

Other Related Party Arrangements

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. Effective February 1, 2024, Mr. Elton was appointed Chief Executive Officer and President. During the six months ended June 30, 2026 and 2025 wages of $120,000 and $130,000, respectively were paid to Mr. Elton.

On December 16, 2022, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $0 and $947 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On February 7, 2023, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $1,461 and $4,383 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 15, 2024, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $305,963 and $271,432 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

F-13

Effective February 1, 2024, Carla Miller was appointed Controller. During the six months ended June 30, 2025, the Company paid consulting fees of $48,750, respectively, to Carla Miller, a stockholder and its Controller.

On May 15, 2024, the Company granted Ms. Miller non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $30,596 and $27,143 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 1, 2024, the Company granted Ms. Miller non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $59,717 and $54,395 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On February 8, 2024, the Company granted Mr. Van Noy, director of operations, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire February 8, 2034. Stock option expense of $157,521 and $136,250 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 15, 2024, the Company granted Mr. Van Noy non-qualified, director of operations, non-qualified options to purchase 2,500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $764,419 and $678,092 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 1, 2024, Brad Pearce was appointed Director and the Company granted Mr. Pearce non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $298,583 and $271,975 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On November 15, 2024, George Katibah was appointed Chief Scientific Officer and the Company granted Mr. Katibah non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire November 15, 2034. Stock option expense of $300,108 and $276,020 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 11 2026, Mr. Katibah was granted non-qualified options to purchase 2,000,016 shares of common stock at an exercise price of $0.42 per share. The options vest over a period of 36 months and expire May 11, 2036. Stock option expense of $216,100 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On June 5, 2026, the Company granted Mr. Wes Anderson, director of development, non-qualified options to purchase 100,008 shares of common stock at an exercise price of $0.42 per share. The options vest over a period of 36 months and expire June 5, 2036. Stock option expense of $5,404 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2026 and December 31, 2025 is comprised of the following:

	June 30, 2026	December 31, 2025
Computer equipment	$2,979	$2,979
Accumulated depreciation	(2,631)	(2,334)

Net	$348	$645

F-14

NOTE 6. MEZZANINE

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock.

Series A Preferred Stock

During the year ended December 31, 2021, our Board of Directors approved the designation of 200,000 of the Company’s shares of preferred stock as Series A stock. In March 2021, the Company issued 200,000 Series A preferred shares to Bountiful Capital, LLC an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of June 30, 2026 and December 31, 2025.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of June 30, 2026 and December 31, 2025. The preferred stock is convertible into shares of the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

Series B Preferred Stock

During the year ended December 31, 2023, our Board of Directors approved the designation of 50,000 of the Company’s shares of preferred stock as Series B Preferred Stock. In October 2023, the Company issued 5,000 Series B preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $500,000. In September 2024 the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 Series B preferred shares worth $500,000. In January 2025, the Company issued 300 Series B preferred shares to individual investor for cash of $30,000. Due to the individual with voting and investment control over Bountiful Capital, LLC owning more than 10% of the Company’s common stock at this time of this transactions, Bountiful Capital, LLC is considered a related party.

On March 26, 2026, the Company and a majority of the holders of the Series A Preferred and Series B Preferred stock (Bountiful Capital, LLC) approved the Second Amendment and Restated Certificate of Designation for the Company’s Series B Preferred Stock. The amendment increases the number of authorized Series B Preferred Shares to 100,000 and allows for the adjustment to the conversion price in the event the Company issues or grants any securities where the effective price per share of Common Stock is less than the conversion price immediately prior to such event. Additionally, if future financing transactions or securities issuances include more favorable or superior terms than the terms of this Certificate of Designation, including by not limited to liquidation preferences, dividends, or participation rights, then Holders of Series B Preferred Stock may, at his/her sole discretion, assume those more favorable terms. On the next day, March 27, 2026, the Board approved the conversion of $5,105,000 of related party note payables and $263,519 of accrued interest to 53,685 Series B Preferred Shares resulting in a gain on settlement of debt of $5,892. The Company had 65,505 and 10,800 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.

The Series B preferred stock is recorded at its fair value of $100 per share or a total face value of $6,550,500 and $1,080,000 as of June 30, 2026 and December 31, 2025, respectively. The preferred stock is convertible into shares of the Company’s common stock at a ratio of $1 per share of common stock. The Series B preferred stock has no voting rights.

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

F-15

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 1,212,640 and 929,117 shares were issued and outstanding as of June 30, 2026 and December 31, 2025.

During the six months ended June 30, 2026, the Company issued a total of 283,523 shares of common stock for $399,760 cash proceeds.

During the six months ended June 30, 2025, the Company issued a total of 13,018 shares of common stock for $29,789 cash proceeds.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Sponsored Research Agreements

In July 2022, the Company executed a Sponsored Research Agreement (the “Second Sponsored Research Agreement”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days’ written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of June 30, 2026, the Company has paid $$1,170,135 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of June 30, 2026, the Company recorded $1,027,458 as amounts due to the Regents under the Second Sponsored Research Agreement. In August 2024, the Company terminated this research agreement with UCLA.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California (“Regents”) entered into an Evaluation License and Option Agreement (“Option Agreement”). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee’s interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a second sponsored research agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. In August 2024, the Company terminated this research agreement with UCLA.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

F-16

NOTE 9. STOCK OPTIONS AND WARRANTS

On February 7, 2023, the Company granted a consultant non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $316 and $947 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On August 1, 2023, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033. On May 20, 2024, the non-qualified options were modified to 100,000 shares of common stock at an exercise price of $1.00 per share, the options to vest over a period of 36 months and expire May 20, 2034.

On May 15, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $35,640 and $34,363 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 20, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 20, 2034. Stock option expense of $31,759 and $35,982 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 24, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 24, 2034. Stock option expense of $30,746 and $29,477 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On August 8, 2024, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 8, 2034. Stock option expense of $306,434 and $295,716 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $15,301 and $14,785 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $15,301 and $14,785 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $15,271 and $14,828 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

F-17

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $152,923 and $147,636 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $305,847 and $295,272 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $23,039 and $22,197 was recorded for these options during the six months ended June 30, 2026 and 2025 respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $23,039 and $22,197 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 15, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company’s Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 15, 2034. Stock option expense of $23,146 and $22,311 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On June 20, 2025, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire June 20, 2035. Stock option expense of $294,851 and $226,228 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On September 1, 2025, the Company granted a consultant non-qualified options to purchase 250,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire September 1, 2035. Stock option expense of $77,824 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On October 17, 2025, the Company granted a consultant non-qualified options to purchase 250,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire October 17, 2035. Stock option expense of $80,094 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On December 15, 2025, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire December 15, 2035. Stock option expense of $30,871 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

On May 11, 2026, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $0.42 per share. The options vest over a period of 36 months and expire May 11, 2036. Stock option expense of $108,050 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

F-18

On June 19, 2026, the Company granted a consultant non-qualified options to purchase 750,000 shares of common stock at an exercise price of $0.42 per share. The options vest over a period of 36 months and expire May 11, 2036. Stock option expense of $40,549 and $0 was recorded for these options during the six months ended June 30, 2026 and 2025, respectively.

During the six months ended June 30, 2026 and June 30, 2025, the Company had granted 2,100,024 and 0 of non-qualified stock options exercisable for shares of common stock, respectively to related parties. See Note 4.

A summary of the Company’s stock options as of June 30, 2026 and December 31, 2025, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2024	11,147,516	$0.856
Granted	1,600,008	$0.34
Exercised	-	$-
Cancelled or expired	-	$-

Outstanding as of December 31, 2025	12,747,524	$0.79
Granted	3,850,032	$0.42
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of June 30, 2026	16,597,556	$0.705	8.24	$21,660,255

Exercisable as of June 30, 2026	8,512,921	$0.752	7.49	$10,709,383

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $2.01 and $1.91 as of June 30, 2026 and December 31, 2025, respectively, which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

Grant date fair value of the stock options was calculated by using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the six months ended June 30, 2026 and 2025, stock option expense of $3,750,876 and $2,897,360, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $15,014,061 as of June 30, 2026.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Expected term	Midpoint between vesting date and expiration date
Risk free interest rate	4.15 – 4.55%
Expected volatility	101.96 – 103.85%
Stock price per share	$1.88 - $1.95
Expected term [1]	5.88-10

[1] When determining the expected term for options issued to related parties, the Company used the simplified method

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser is entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant contained a cashless exercise feature as defined in the warrant agreement and expired without being exercised.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Common Stock Issuances

Subsequent to June 30, 2026, the Company issued 100,010 shares of common stock for proceeds of $157,366 in cash.

Notes Payable – Related Party

On July 11 and August 6, 2026, the Company entered into notes payable with a related party for $275,000 and $140,000, respectively.

F-19

Item 4. Exhibits

None.

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By :	/s/ Byron Elton
Name:	Byron Elton
Title:	Chief Executive Officer, President, Treasurer, Secretary, Chairman
Date:	August 20, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

KEY HOLDERS:

By:	/s/ Bryon Elton
Name:	Bryon Elton
Title:	Director
Date:	August 20, 2026

By:	/s/ Carla Miller
Name:	Carla Miller
Title:	Director
Date:	August 20, 2026

9